Exhibit 99.1

GEAC OBTAINS NEW $150 MILLION REVOLVING CREDIT FACILITY
FROM BANKING SYNDICATE LED BY BANK OF AMERICA

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – August 11,  2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company that addresses the needs of CFOs, today announced a new five-year, $150 million revolving credit facility in favor of itself and certain of its subsidiaries with a banking syndicate led by Bank of America, N.A.  The new facility replaces the Company’s existing $50 million, fully-secured credit facility with Wells Fargo Foothill due to expire on September 9, 2006.  The new facility is secured only by the stock of certain of the Company’s material subsidiaries.

“The terms of this credit facility reflect our progress in strengthening Geac’s balance sheet and the consistency of our profitable operating results,” said Donna de Winter, Chief Financial Officer of Geac. “The new facility provides us with more favorable pricing, more flexible terms and a higher borrowing capacity that will put us at a competitive advantage in executing our stated acquisition strategy, which is critical as we continue to look for opportunities to grow our revenue, increase our customer base and expand our products.”

Under the new five-year credit facility, the LIBOR based rate ranges between LIBOR plus 125 and 175 basis points, and the prime based rate ranges between prime plus 25 and 75 basis points.

The initial syndicate consists of Bank of America, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and Wachovia Bank, as Documentation Agent, with other lenders including JP Morgan Chase, Key Bank, Canadian Imperial Bank of Commerce, Malayan Banking Berhad and Standard Federal Bank.  The transaction was oversubscribed.

All dollar figures used in this Press Release are United States dollars.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 86,377,012 common shares issued and outstanding at April 30, 2005.

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This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

For more information, please contact:

Financial Contact:

Investor and Media Contact:

Donna de Winter	Alys Scott
Chief Financial Officer	Vice President, Corporate Communications

Geac

Geac

905.475.0525 ext. 3204	508.871.5854